PE
6-30-02

SECURITIES AND EXCHANGE COMMISSION



Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

For the month of June, 2002.

QI Systems Inc. (SEC File No: 0-30948)
(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No X]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.
(Registrant)

Date: September 10, 2002

By:* 
(Signature)*
MESBAH TAHERZADEH, PRESIDENT & CEO

*Print name and title under the signature of the signing officer


SEC MAIL PROCESSING
RECEIVED
SEP 23 2002
WASH. D.C. 155 SECTION

SEC 1815 (7-91)

p:\clients\1-sedar\qi-systm\form6-k.doc



QI Systems Inc. Unit 101,3820Jaycombs Road
Richmond, BC, Canada V6V 1Y6
T 604.248.2301 www.qisystems.ca
F 604.248.2306

FOR: **QI SYSTEMS INC.**

COMPANY CONTACT: **Mesbah Taherzadeh, President and CEO**
(604) 248-2301

QI SYSTEMS' SHARE PRICE

VANCOUVER, BC, JUNE 27, 2002 – QI Systems Inc. (OTC BB: QIIIF; TSX Venture Exchange: QII.U) announced today that the Company has no explanation for the sudden drop in the share price.

Mesbah Taherzadeh, President and CEO of QI Systems Inc., stated, "there has been no adverse material change that would have affected the Company's share value."

QI Systems Inc. (www.qisystems.ca) designs hardware and software for the rapidly expanding cash card industry. It is a leader in supplying solutions for smart card vending with products in use in Canada, the U.S., Venezuela, Hong Kong, the UK, and Norway. QI's SmartVend technology enables debit card purchases by consumers from a wide range of vending machines types. The SmartVend system is currently being used in conjunction with many card schemes, including VisaCash, Mondex (Multos), CANTV (Venezuelan phone card), Telus SmartONE card and others. Due to the modular structure of SmartVend, multiple card schemes can be run in parallel in the same unit with new schemes added at a later date. QI's SmartVend systems have been installed in Coca-Cola and Pepsi vending machines, coffee, snack and sandwich machines, laundromat machines, copiers, newspaper vending boxes for such publications as *USAToday* and in parking machines.

Certain matters discussed in this press release are "forward-looking statements." These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects", "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are

urged to consider theses factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Approved on behalf of the Board



Mesbah Taherzadeh, P.Eng.
President & CEO

The TSX Venture Exchange has not reviewed and do not accept responsibility for the adequacy of this news release.